    This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of EarthLink, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    Notice of Offer to Purchase for Cash by EarthLink Acquisition Sub, Inc. a wholly-owned subsidiary of EarthLink, Inc. of All of the Outstanding Shares of Common Stock of Cidco Incorporated at $.36 net per share

    EarthLink Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation ("Purchaser's Parent"), is offering to purchase all of the issued and outstanding shares of Cidco Incorporated, a Delaware corporation ("Company") common stock, $.01 par value per share ("Shares") at a purchase price of $.36 per Share, net to the seller in cash, without interest thereon ("Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2001 ("Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer is conditioned upon a majority of the Shares being tendered. The Offer is also subject to certain other conditions. See Section 15 of the Offer to Purchase.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 29, 2001, UNLESS THE OFFER IS EXTENDED

    The Board of Directors of the Company has unanimously approved the Agreement and Plan of Merger (the "Merger Agreement"), dated October 17, 2001, as amended, by and between Purchaser, Purchaser's Parent and the Company and the transactions contemplated thereby, including the Offer, and determined that the Merger Agreement and Offer are fair to, advisable and in the best interest of, the stockholders, and recommends that the stockholders consider accepting the Offer and tendering all or some of their Shares pursuant to the Offer.

    As soon as practicable following the Expiration Date (as defined below), if at least a majority of the Shares are properly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser will purchase all Shares properly tendered and not properly withdrawn prior to the Expiration Date, at the Purchase Price subject to the terms and the conditions of the Offer. The term "Expiration Date" means 12:00 A.M. Midnight, New York City time, on Thursday, November 29, 2001, unless and until the Purchaser, in its sole discretion, extends the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as extended by the Purchaser, shall expire.

    The Purchaser reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Company (the "Depositary") and making a public announcement thereof before 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

    Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Purchaser after the Expiration Date, may also be withdrawn at any time after 12:00 A.M. Midnight, New York City time, on Saturday, December 29, 2001. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder, if different from that of the person who tendered such Shares, the number of Shares tendered and the number of Shares to be withdrawn. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry tender set forth in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

    The Purchaser is making the Offer because the Purchaser desires to acquire control of, and the entire equity interest in, the Company.

    The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any tenders are made. The information required to be disclosed by Rule 14d-6(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference to the Offer to Purchase. The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on the Company's stockholder list and are being furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    Questions and requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be obtained from the Information Agent and will be furnished promptly at the PurchaserÕs expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

    The Information Agent for the Offer is:

MACKENZIE
PARTNERS, INC

156 Fifth Avenue
New York, New York 10010
(212) 929-5500 (Call Collect)
E-mail: proxy@mackenziepartners.com
or
CALL TOLL-FREE (800) 322-2885
October 31, 2001